UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 12-10-02

03004535

January 8, 2003

Cynthia H. Haynes
Vice President, Assistant Secretary &
Assistant General Counsel
Texas Instruments Incorporated
P.O. Box 655474, M/S 3999
Dallas, TX 75265

Act 1934
Section
Rule 14A-8
Public Availability 1-8-2003

Re: Texas Instruments Incorporated
Incoming letter dated December 10, 2002

Dear Ms. Haynes:

PROCESSED
JAN 17 2003
THOMSON
FINANCIAL

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to Texas Instruments by the Central Laborers' Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare & Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

Texas Instruments Incorporated

TEXAS INSTRUMENTS

Post Office Box 655474, M/S 3999
Dallas, Texas 75265
7839 Churchill Way, M/S 3999
Dallas, Texas 75251

(972) 917-5557

Direct Dial
(972) 917-5434



December 10, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Texas Instruments Incorporated Stockholder Proposal
Submitted by Central Laborers' Pension Fund

Ladies and Gentlemen:

On behalf of Texas Instruments Incorporated, a Delaware corporation ("Texas Instruments"), I am submitting this filing, pursuant to Rule 14a-8(j), to omit the proposal received on October 24, 2002, from Barry McAnarney on behalf of the Central Laborers' Pension Fund (the "Fund") (attached hereto as Exhibit A) from Texas Instruments' proxy materials for its 2003 Annual Meeting of Stockholders. The proposal (the "Fund Proposal") would recommend that the Board of Directors adopt an executive compensation policy requiring that all stock options granted to senior executives be "performance-based." A performance-based option is defined in the Fund Proposal as a stock option, the exercise price of which is indexed or linked to an industry peer group stock performance index.

Texas Instruments intends to omit the Fund Proposal under paragraph (i)(9) of Rule 14a-8, on the ground that the proposal conflicts with the company's own proposal. That paragraph provides that a proposal may be omitted if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." Texas Instruments also believes that the Fund Proposal may be omitted under paragraph (i)(3) of Rule 14a-8, because the supporting statement is false and/or misleading.

1. The Fund Proposal conflicts with Texas Instruments' proposal.

At its 2003 Annual Meeting of Stockholders, Texas Instruments anticipates submitting a proposal to approve a new long-term incentive plan, although a final determination has not yet been made. The contemplated incentive plan (the "Incentive

Plan") will be administered by a board committee appointed by the Board of Directors of Texas Instruments (the "Committee"), which will have the discretion, within certain parameters contained in the plan, to grant to eligible participants one or more equity awards, including options. The Incentive Plan would not specifically provide for indexed options with an exercise price based on an industry peer group stock index. On the contrary, the Incentive Plan would grant the Committee broad discretion in setting the relevant exercise price and other terms of the stock option grants, and accordingly, the Committee would be allowed to grant some or all stock options to senior executives that would not constitute "performance-based" stock options under the Fund Proposal.

Under Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), it has been consistently held that a company may omit a stockholder proposal if there is some basis for concluding that an affirmative vote on both the stockholder proposal and the company's proposal would lead to an inconsistent, ambiguous, or inconclusive result, including circumstances in which the stockholder proposal sought to prohibit or restrict the grant of stock options at the same meeting at which the company was submitting a stock option plan to stockholders for approval. *See, e.g.,* Crogan Bancshares, Inc. (March 13, 2002) (proposal to exclude individual directors from stock option and incentive plan conflicted with plan granting board broad discretion to select to whom awards will be made); First Niagara Financial Group, Inc. (March 7, 2002) (proposal to replace stock option grants with cash bonuses conflicted with new stock option plan submitted by company); Osteotech, Inc. (April 24, 2000) (proposal that no stock options should be granted to executive officers and directors conflicted with new stock plan that granted broad discretion to committee to determine identity of recipients); Phillips-Van Heusen Corporation (April 21, 2000) (proposal that officers and directors consider the discontinuance of all stock options and other awards conflicted with company proposal to adopt certain bonus, incentive and stock option plans); General Electric Company (January 28, 1997) (proposal requiring stock options be adjusted for inflation conflicted with long-term incentive plan giving committee broad discretion); Rubbermaid Incorporated (January 16, 1997) (proposal requiring stock options be adjusted for inflation conflicted with restricted stock incentive plan not requiring such adjustment); SBC Communications, Inc. (January 15, 1997) (proposal requiring stock options be adjusted for inflation conflicted with proposal that the company adopt a plan that would provide for issuance of stock options at fair market value of the stock that the company anticipated presenting at its stockholder meeting). *See also* U.S. Bancorp (February 27, 2000); Mattel, Inc. (March 4, 1999); Eastman Kodak Company (February 1, 1999); SBC Communications, Inc. (February 2, 1996); AT&T Corporation (December 30, 1996); U S WEST, Inc. (February 8, 1994).

The Incentive Plan would give the Committee considerable flexibility in setting the exercise price of stock options for all employees, including senior executives. If stockholders were to approve both the Incentive Plan and the Fund Proposal, they would, on the one hand, have granted the Committee broad discretion to confer a variety of equity awards and to establish the terms thereof, but at the same time, have approved a resolution that would eliminate this discretion in the context of stock option grants to senior executives. Therefore, these conflicting decisions would lead to an inconsistent, ambiguous and inconclusive result.

The Fund Proposal is excludable under paragraph (i)(9) even if it could be possible for the Committee to make grants under the Incentive Plan that fit within the restrictions called for by the Fund Proposal. In Osteotech, Inc. (April 24, 2000), the proponent argued that there was no conflict between the company's proposed stock option plan and its proposal that certain officers or directors not receive additional stock options. Although those officers and directors would be eligible to participate in the plan, the proponent reasoned that an actual conflict could be avoided since the committee that decided who would receive specific grants could simply choose not to approve grants to those individuals, as permitted under the plan. Nevertheless, the Staff took a no-action position, noting that "submitting both proposals to a vote could provide inconsistent and ambiguous results." Similarly, while it might be possible for the Committee to comply with the Fund Proposal within the framework of the Incentive Plan, approval of both the Fund Proposal and the Incentive Plan would furnish inconsistent and ambiguous guidance regarding option grants to senior executives. Accordingly, the Fund Proposal may be omitted under paragraph (i)(9) if Texas Instruments elects to include the Incentive Plan in its 2003 proxy materials.

2. The supporting statement of the Fund Proposal is false and/or misleading.

The supporting statement includes several statements that are materially false and/or misleading, in violation of Rule 14a-9.

A. The first sentence of the second paragraph of the supporting statement for the proposal is false and/or misleading. The first sentence of the second paragraph provides, "Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors." This statement is untrue. While an index could be composed of a company's primary competitors, it could also be tied to other market indices, interest rates, the consumer price index, etc. The Staff has previously determined that this precise statement is materially false and misleading, in its response to Halliburton Company's no-action request that was prompted by a stockholder proposal submitted by the Fund. Halliburton Company (January 31, 2001) (stating that defining indexed stock options as options whose exercise price moves with a peer group index is materially false or misleading).

B. The Fund Proposal addresses restrictions on the terms of options granted to senior executives under existing or future option plans, whereas the supporting statement seems to be focused instead on the establishment of future "plans" that are linked to peer group indices. For example, the second sentence of the second paragraph of the supporting statement reads as follows: "The resolution requests that the Company's Board ensure that future senior executive stock option *plans* link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance" (emphasis added). The supporting statement is therefore inconsistent with the actual resolution submitted, and is therefore misleading as to the actual intent of the proposed action.

In light of the foregoing, Texas Instruments believes that the supporting statement for the Fund Proposal is false and/or misleading. The Staff has recognized that the supporting statement for a proposal should be read as an integral part of the proposal. *See* The Reader's Digest Association, Inc. (August 18, 1998) (omission of a proposal based on the supporting statement). Accordingly, since the supporting statement of the proposal is false and/or misleading, the proposal itself is false and/or misleading and should be excluded pursuant to Rule 14a-8(i)(3).

Please inform the undersigned whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for Texas Instruments' 2003 Annual Meeting of Stockholders. Texas Instruments currently plans to print its proxy materials on or about February 21, 2003.

On behalf of Texas Instruments, I hereby file, pursuant to Rule 14a-8(j), six copies of this letter and accompanying exhibit. I am simultaneously providing a copy of this submission to the Fund's designated representative, Ms. Linda Pricilla, to advise the Fund of Texas Instruments' intent to exclude the proposal from the proxy materials.

Sincerely,

Cynthia H. Haynes

Cynthia H. Haynes
Vice President, Assistant Secretary &
Assistant General Counsel

EXHIBIT A

CENTRAL LABORERS' PENSION, WELFARE & ANNUITY FUNDS
P.O. BOX 1267 · JACKSONVILLE, IL 62651 · (217) 243-8521 · FAX (217) 245-1293



October 24, 2002

Joseph F. Hubach, Senior Vice President,
Secretary and General Counsel
Texas Instruments, Inc.
7839 Churchill Way
Dallas, TX 75251

Re: Shareholder Proposal

Dear Mr. Hubach:

On behalf of the Central Laborers' Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Texas Instruments, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 11600 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund, like many other Building Trades' pension funds, is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders. If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Linda Priscilla at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. Linda Priscilla, Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Barry McAnarney
Executive Director

C: Linda Priscilla
Enclosure

## Indexed Options Proposal

Resolved, that the shareholders of Texas Instruments, Inc. (the "Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

**Statement of Support:** As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 8, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Texas Instruments Incorporated
Incoming letter dated December 10, 2002

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

We are unable to concur in your view that Texas Instruments may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- clarify the first sentence of the second paragraph that begins "Indexed stock options . . ." and ends ". . . primary competitors" to indicate that the statement is referring to only one type of "indexed stock options"; and
- revise the sentence that begins "The resolution requests that the Company's board . . ." and ends ". . . 5 year stock price performance" to clarify whether the "plans" refer to only future plans or future and existing plans.

Accordingly, unless the proponent provides Texas Instruments with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Texas Instruments omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Texas Instruments may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Texas Instruments may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Gail A. Pierce
Attorney-Advisor